350 East Las Olas Boulevard, Suite 1750
Ft. Lauderdale, FL 33301-4268

Telephone: 954-991-5420

Facsimile: 844-670-6009

http://www.dickinsonwright.com

Clint J. Gage

CGage@dickinsonwright.com

954-991-5425

August 27, 2025

Aisha Adegbuyi

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Worthy Wealth Realty, Inc. Amendment No. 6 to Offering Statement on Form 1-A (the “Offering Statement”) Filed July 11, 2025 || File No. 024-12536

Dear Ms. Adegbuyi:

We serve as counsel to Worthy Wealth Realty, Inc. (the “Company”). Pursuant to your voicemail on August 20, 2025, we hereby provide the following written statements with respect to the Company and the Offering Statement in response to the oral comments you issued in your voicemail.

1. Status of Closing of the Acquisition. The Company is a wholly owned subsidiary of Worthy Wealth, Inc. (“WWI”). WWI is under contract to acquire (the “Acquisition”) Worthy Property Bonds, Inc. (“WPB”), and Worthy Property Bonds 2, Inc. (“WPB2”), from Worthy Financial, Inc. (“WFI”), as is set forth in the Offering Statement. The only principal condition to closing the Acquisition is the ability of WWI to fund a $10,000,000 payment in immediately available funds to WFI at closing. While WWI is presently engaged in fund raising activities, it has yet to raise the funds necessary to meet the foregoing payment obligation. The delay in closing the Acquisition is limited exclusively to the foregoing.

Further, as stated in our last response letter, to the extent the Acquisition does close, and WPB and WPB2 become wholly owned subsidiaries of WWI, neither new subsidiary will engage in Senior Living Investments or Infrastructure Investments. All entities, both before the closing of the Acquisition, after the closing of the Acquisition, and if the Acquisition never closes, will remain separate companies operated independently of one another.

If the Acquisition is not closed by September 30, 2025, both WWI and WFI will each have the right to unilaterally terminate and cancel the Acquisition without penalty.

The foregoing is all presently disclosed in the Offering Statement.

United States Securities and Exchange Commission Division of Corporation Finance August 27, 2025 Page 2	Dickinson Wright PLLC

2. Overlap of Officers and Directors. The Offering Statement, in the section “Certain Relationships and Related Party Transactions”, contains a clear chart disclosing any overlap between the officers and directors of the various companies listed therein, including the Company, WWI, WFI, WPB and WPB2. In the event the Acquisition closes, it is not presently anticipated that there will be any changes to the officers and directors of the entities as set forth in the chart. It’s relevant to note that the Acquisition and the terms of the agreements related thereto were approved by a committee of independent members of the board of directors of each of WWI and WFI, and that an independent third party fairness opinion was obtained regarding the Acquisition. Whether or not the Acquisition would be deemed an “affiliated transaction” depends on the definition thereof being applied, and is effectively rendered moot, from a corporate governance and fiduciary duty perspective, given the foregoing corporate governance actions taken in approving the Acquisition.

Please contact the undersigned at (954) 991-5425 or by email at cgage@dickinson-wright.com with any other questions.

Very truly yours,

Clint J. Gage

CJG:sm